Helport AI Limited

9 Temasek Boulevard #07-00, Suntec Tower Two

Singapore 038989

VIA EDGAR

May 24, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attn:	Dave Edgar
Kathleen Collins
Austin Pattan
Jeff Kauten

Re:	Helport AI Limited
Amendment No. 1 to Registration Statement on Form F-4 Filed March 12, 2024 File No. 333-276940

Ladies and Gentleman:

Helport AI Limited (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on March 19, 2024, regarding Amendment No. 1 to Registration Statement on Form F-4 submitted to the Commission on March 12, 2024 (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the amendment No. 2 to the Registration Statement on Form F-4 (the “Registration Statement”) which is being submitted to the Commission contemporaneously with the submission of this letter.

Amendment No. 1 to Registration Statement on Form F-4

Risk Factors

Tristar's management has substantial doubt about their ability to continue as a going concern...,

1.

Tell us why you removed the reference to Tristar's independent registered public accounting firm in the header to this risk factor. In this regard, we note that you continue to include such reference in the summary risk factors on page 52. Please explain or revise.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 53 and page 70 of the Registration Statement for consistency. The reference of Tristar’s independent registered public accounting firm containing an explanatory paragraph that expresses Tristar’s substantial doubt about its ability to continue as a going concern was described in detail at No. 1 to Tristar’s financial statements.

Unaudited Pro Forma Condensed Combined Financial Statements

Unaudited Pro Forma Combined Balance Sheet, page 152

2.	Please revise the pro forma balance sheet to disclose what pro forma column C is intended to represent. Also, revise columns A and B to include the name of the entity in the column header.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that is has amended its disclosure on page 153 to revise column A and B to include the name of the entity in the column header, as well as column C to include what it is intended to represent.

3.

We note that there is no minimum cash requirement for the Business Combination. Please explain why you are assuming only 10,087,536 shares are redeemed under the maximum redemption scenario and why you state that any redemptions above 95% would cause a "failure in the completion of the business combination due to short of cash balance to pay off accrued expenses." In this regard, tell us why amounts due for accrued expenses related to this transaction were not already factored into pro forma adjustment (4). Revise your footnote disclosures and pro forma financial statements as necessary.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 153 to update unaudited pro forma condensed combined financial statements and footnote disclosures as of December 31, 2023.

(1)

Since there is no minimum cash requirement for the Business Combination, after deducting the necessary cash payout to consummate the Business Combination, all of the remaining cash can be used to redeem shares under the maximum redemption scenario. After consideration of subsequent financing from convertible promissory notes and private investments in public equity (“PIPE”), all the remaining 10,608,802 redeemable shares can be redeemed when all cash are used.

(2)

The accrued expenses directly related to Helport’s intended IPO are due upon completion of the Business Combination and were already factored into pro forma adjustment (5) when considering necessary cash payout required upon completion of the Business Combination. Footnote of adjustment (5) has been revised to include a more detailed and quantified breakdown of the adjustment numbers.

4.

Pro forma adjustment (5) indicates that the Trust account was impacted by (a) the redemption of 12,391,198 public shares, (b) interest received and (c) subsequent extension payments. Please revise note (5) to include a quantified breakdown of the various components that comprise the $127,711,898 adjustment to cash and cash equivalents and ensure that such amounts are supported by disclosures elsewhere in Tristar's financial statements. Similarly, provide a breakdown of the related adjustment of $2,608,752 to accumulated (deficits)/earnings. In addition, provide a detailed breakdown of the $2,500,000 promissory notes included in column C and clarify how the additional extension payments made from November 2023 to February 2024 as disclosed on page F- 39 are reflected in the pro forma financial statements.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 153 and adjustment (6) to update unaudited pro forma condensed combined financial statements and footnote disclosures as of December 31, 2023.

(1)	Footnote of pro forma adjustment (6) has been revised included a quantified breakdown of the components that impacts the subsequent Trust Account balance.

(2)

Cash received subsequently after December 31, 2023 mainly includes two components: (i) interest income of $1.68 million in Trust Account during January to April, 2024, which would be reflected in the combined accumulated earnings; (ii) subsequent extension payment of $0.50 million from promissory notes-related parties.

(3)

The additional extension payment from promissory notes-related parties made subsequently after December 31, 2023 were reflected in pro forma adjustment (6), as a result of $125,000 monthly payment from January to April, 2024.

Helport Limited Notes to Combined Financial Statements

Note 11. Subsequent event, page F-16

5.	Please revise here to include a discussion the Convertible Promissory Notes issued on March 6, 2024. Refer to ASC 855-10-50-2.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on F-30 in Note 10 Subsequent event to Condensed Combined Financial Statements as of and for the six months ended December 31, 2023, to include the discussion of the Convertible Promissory Notes issued and Lines of Credit obtained subsequently after December 31, 2023.

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We thank the Staff for its review of this response. Should you have any questions or require any additional information, please do not hesitate to contact our legal counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at yli@htflawyers.com or by telephone at 212-530-2210.

Very truly yours,

Helport AI Limited

By:	/s/ Cong Shi
Name:	Cong Shi
Title:	Director

cc: Ellenoff Grossman & Schole LLP

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